PRESS RELEASE

FOR RELEASE:   IMMEDIATE

CONTACT:       Timothy J. Rigas, Senior Vice President
               (814) 274-9830


Coudersport, PA November 8, 1994 -- Adelphia Communications Corporation ("Adelphia") (NASDAQ:ADLAC) announced today that it is a 49.9% owner of Page Call, Inc., a Delaware corporation, which was a successful bidder on three regional narrowband PCS licenses, covering 62% of the country's population. More specifically, the company was the winning bidder on three of the licenses in the "six (6) block -- R001-6 (the northeast); R002-6 (the southeast); and R003-6 (the Midwest). Each of these licenses is for 50/12.5 paired spectrum.

The company is owned 50.1% by Lisa-Gaye Shearing and 49.9% by Adelphia. Ms. Shearing has been a financial executive in the communications industry for many years. Adelphia is one of the country's ten largest cable television operators and is active in the competitive access network industry.

Page Call, Inc. intends to use its narrowband PCS licenses as the basis for a planned nationwide paging service. The company expects to market its paging services to consumers through a series of marketing affiliation agreements with cable television operators. It will market to business users through a separate distribution system. Page Call, Inc. expects to begin construction of its infrastructure shortly after the award of its licenses by the FCC in 1995.

Ms. Shearing is enthusiastic about the industry's prospects. "The paging industry has enjoyed excellent subscriber growth rates, averaging around 30% per annum, and the outlook is strong for continued growth. As new service options, such as acknowledgment paging, become widely available, the industry's revenue base will be further expanded. With these licenses in hand, Page Call, Inc. is well-positioned to provide its subscribers with the full range of paging services on a local, regional and national basis," said Ms. Shearing.

Mr. John Rigas, President and CEO of Adelphia, agrees. "With the company's existing activities in cable television and telecommunications, Adelphia is committed to the future of the wired communications industry. With this investment, Adelphia will have an important stake in wireless communications as well."

Adelphia's experience and contacts in the cable television industry will be valuable to Page Call, Inc. as it puts its consumer marketing strategy into action. Last year, for the first time in the paging industry, new consumer subscriptions outsold new business subscriptions. "A well-thought out consumer strategy is more important than ever before," said Mr Rigas.

Page Call, Inc. is a "designated entity" according to the FCC's preference rules. Although Adelphia owns 49.9% of the company, Ms. Shearing has retained 85.1% of Page Call, Inc.'s voting shares as required by the FCC.

Page Call, Inc.'s aggregate final bid price for the licenses was $52.9 million. Because of its designated entity status, however, the company's final bid price will be subject to a 40% bidding credit, reducing the aggregate cost of the licenses to a net $31.8 million.

"The main benefit of the designated entity preference bidding credit was that it helped designated entity companies stay in the bidding process," said Ms. Shearing. She stressed, however, that the importance of the installment payment plan made available to designated entities could not be over-emphasized. "The availability of a favorable ten-year payment schedule for the license price and reasonable interest rates was critical to our ability to attract a high quality investor like Adelphia," said Ms. Shearing.

Ms. Shearing was most recently Managing Director of the boutique investment banking firm Communications Equity Associates' London office. Ms. Shearing was previously a corporate lender with Toronto-Dominion Bank, the world's largest lender to the communications industry, co-heading their communications lending area.

Adelphia owns or manages cable systems serving over 1,370,000 subscribers in twelve states. In addition, Adelphia is actively involved in the construction of SONET-based competitive access networks and will provide switched telephone service in four New York state cities within the next six months.

It is estimated that Adelphia's investment in Page Call, Inc. will be less than $10 million over the next twelve months.